

April 28, 2011

<u>Via Facsimile and U.S. Mail</u>

Mr. Curt R. Hartman
Chief Financial Officer
Stryker Corporation
2825 Airview Boulevard
Kalamazoo, MI   49002

      Re: Stryker Corporation
             Form 10-K for the year ended December 31, 2010
             Filed February 18, 2011
             File No. 0-09165

Dear Mr. Hartman:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2010</u>

<u>Note 13 – Segment and Geographic Data, page 65</u>

1.   We note your disclosures of revenue and long-lived assets by geographic location. If revenues from external customers or long-lived assets attributed to an individual foreign country within the EMEA (Europe, Middle East and Africa) and other foreign countries geographic markets are material, please revise future filings to separately disclose those

revenues or long-lived assets. Refer to paragraphs 280-10-50-41(a) and (b) of the FASB Accounting Standards Codification.

Note 16 – Assets Held for Sale, page 68

2.   We note that you recorded a property, plant and equipment impairment of $123.5 million based on your 2010 announcement of a definitive agreement to sell your OP-1 product family and its manufacturing facility. However, there does not appear to be any disclosure regarding the basis for recording this impairment other than information provided here and in MD&A on page 25. Since the amount of the impairment appears material to the net book value of property, plant and machinery, please revise your disclosures in future filings to provide a discussion of your policies for testing and accounting for the impairment recorded. Refer to the guidance in FASB Accounting Standards Codification 360-10-35.

Note 18 – Subsequent Events, page 69

3.   We note your disclosures for the acquisition of assets of the Neurovascular division of Boston Scientific Corporation completed on January 3, 2011 did not include filing of an Item 2.01 Form 8-K with the audited financial statements for the acquired business for the time span required under Rule 3-05 and the pro forma financial information required under Article 11 of Regulation S-X. We further note that the acquisition was made in an all cash transaction for approximately $1.5 billion. In light of this amount, please confirm that the acquisition did not meet any of the significance tests under Rule 3-05 or Article 11 of Regulation S-K and therefore, you will not be filing any financial information for the transaction.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief